SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

January 7, 2022

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Financial Group (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Tae Seung Son Chief Executive Officer Woori Financial Group 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	January 27, 2022; 10 a.m. (local time)

2. Venue	Synergy Hall, 5th floor, Woori Bank Head Office Building, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda	1. Appointment of directors (2 outside directors) 1-1. Candidate for outside director : In-Sub Yoon 1-2. Candidate for outside director : Yo-Hwan Shin

Reference Document for the Exercise of Voting Rights

1. Appointment of directors

[ Details of Director Candidates ]

	Name	Date of Birth	Director Classification	Whether Directors who are members of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
1-1	In-Sub Yoon	Jan. 20, 1956	Outside Director	No	None	Officer Candidate Recommendation Committee

1-2	Yo-Hwan Shin	Dec. 13, 1962	Outside Director	No	None	Officer Candidate Recommendation Committee

1)	The terms of outside director candidates In-Sub Yoon & Yo-Hwan Shin are from the time of appointment at the EGM in 2022 to the end of the AGM for FY2023.

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
1-1	In-Sub Yoon	2018-2021 2010-2017	- Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance - CEO, Korea Ratings	None

1-2	Yo-Hwan Shin	2020-Current 2017-2020 2015-2017 2011-2015

-  Advisor, Shinyoung Securities Co., Ltd

-  CEO, Shinyoung Securities Co., Ltd

-  General Executive Director, Shinyoung Securities Co., Ltd.

-  Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
1-1	In-Sub Yoon	None	None	None

1-2	Yo-Hwan Shin	None	None	None

[ Execution Plan of Candidates ]

•	Candidate: In-Sub Yoon

1) Expertise

- This candidate is expected to contribute to the development of the Company with his high level of understanding and expertise in the financial industry, which he gained through his experience as a professional manager who has served as the CEO of a number of financial companies.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the Company’s vision, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his expertise and independence.

•	Candidate: Yo-Hwan Shin

1) Expertise

- This candidate holds a master’s degree in financial engineering and has extensive experience and expertise in the financial field, such as managing derivatives and the retail business headquarters at a securities company and maintaining stable revenue system. Based on this, he will strive for the development of the Company.

2) Independence

- This candidate will perform his duties fairly and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- In order to achieve the Company’s vision, this candidate will faithfully make proposals for the advancement of the Company and carry out internal control supervision activities based on his expertise and independence.

[ Reasons for recommendation by the Board of Directors ]

•	Candidate: In-Sub Yoon

- As a professional manager who has served as the CEO of a number of financial companies with a master’s degree in accounting, this candidate is a financial expert who has insight into the overall domestic financial industry, including life insurance and non-life insurance, and an extensive business network.

- Recommended as an outside director, as this candidate is expected to pass on his management know-hows for the Company’s future growth, soundly supervise the management, communicate with shareholders, and promote the smooth operation of the board of directors based on his extensive working experience at a global financial company.

•	Candidate: Yo-Hwan Shin

- This candidate holds a Master of Science in Finance from University of Illinois and has worked as an executive and employee at a securities company for 32 years, playing key roles in various fields such as sales, human resources, and finance. He is a financial expert with rich experiences and knowledge in the overall finance sector gained while working in the Derivatives Division and the Retail Sales Division at a securities company.

- Recommended as an outside director, as this candidate is expected to contribute to the Company’s development through his insight as a corporate manager based on his experiences serving as an executive of a company since 2004, and as the CEO since 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: January 7, 2022	By: /s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director